OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

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Tel: (604) 417-4653 www.mirandagold.com

MIRANDA GOLD FILES UPDATED PRELIMINARY FEASIBILITY STUDY

FOR THE LUCKY SHOT PROJECT, ALASKA

Vancouver, BC, Canada – April 6, 2017 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce it has filed an updated Preliminary Feasibility Study (“PFS”), NI43-101 technical report, for Alaska Gold Torrent, LLC’s (“Gold Torrent”) and Miranda’s Lucky Shot Project in Alaska. The historic Lucky Shot Mine is in the Willow Mining District.

The report is titled “National Instrument 43-101 Technical Report: Preliminary Feasibility Study for the Lucky Shot Project, Matanuska-Susitna Borough, Alaska, USA” prepared by Hard Rock Consulting (“HRC”), Lakewood, Colorado. Miranda has previously referred to the Lucky Shot Project as the Willow Creek Project.

The updated measured and indicated resource at a cutoff of 5.0 g Au/t is 206,600 tonnes at an average grade of 18.3 g Au/t containing 121,500 ounces gold and an additional 59,000 tonnes inferred at an average grade of 18.5 g Au/t containing 35,100 ounces, or 156,600 ounces total at 18.3 g Au/t in both categories.

The proven and probable reserve, internal to the above resource, at a cutoff of 7 g Au/t and 34% mine dilution is 174,000 tonnes at 15.6 g Au/t containing 87,504 ounces gold. Stopes would be mined using either the open stull or waste pillar method.

In the PFS, the project produces 79,114 ounces of gold in 5 years of production, with 25,645 ounces annually, at peak production. Net cash flow before taxes for the same operating period is US$14,693,746. The forecast “All in Sustaining Costs” (ASIC) for the project are US$675 per ounce.

Miranda will receive 10% of the proceeds until Gold Torrent recovers US$10M of initial capital investment; 20% until Gold Torrent recovers capital in excess of US$10M; and 30% thereafter. Miranda also has an option to purchase, on installment payments, a 3.3% NSR on all production for the life of mine.

Gold Torrent forecasts a Lucky Shot production start up of December 2018. Planned underground exploration drilling after startup is intended to add open mineralization to the mineral resource and to support conversion of mineral resources to mineral reserves.

Miranda’s CEO Joseph Hebert comments that: “The Lucky Shot Project will represent Miranda’s first participation in production from its joint venture business model. While currently a modest project, Lucky Shot will place Miranda in a small group of primary explorers with cash flow, and will also fund our core business which continues to be world-class discovery in Colombia”.

Highlighted Tables from the PFS are:

The proven and probable mineral reserves for the project as of May 31, 2016 are summarized in the table below:

Classification	Area	Tonnes (x1000)	Gold		Silver		Dilution
			g/t	oz.	g/t	oz.
Proven	Coleman Lucky Shot	68.7 0.0	18.9 0.0	41,672 0	2.02 0.0	4,465 0	37% 0%
Total Proven		68.7	18.9	41,672	2.02	4,465	37%
Probable	Coleman Lucky Shot	87.9 17.8	13.4 13.8	37,936 7,897	1.67 0.09	4,728 51	26% 56%
Total Probable		105.7	13.5	45,833	1.41	4,779	31%
Proven + Probable		174.4	15.6	87,504	1.65	9,244	34%

Notes: (1) Reserve cut-off grades are based on a 7.0 g/t gold equivalent with 78.3:1 silver to gold ratio. (2) Metallurgical recoveries were estimated at 90.0% silver and 91.8% for gold. (3) Mining recoveries of 90% were applied. (4) Minimum mining widths were 0.8 meters. (5) Dilution factors averaged 34%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 20%. (6) Price assumptions are $15 per ounce for silver and $1,175 per ounce for gold. (7) Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

The mineral resource is summarized in the table below:

Classification	Tonnes (x1000)	Gold		Silver
		g/t	oz.	g/t	oz.
Measured	57.9	26.8	49,900	2.5	4,700
Indicated	148.6	15.0	71,600	1.6	7,400
Measured + Indicated	206.6	18.3	121,500	1.8	12,100
Inferred	59.0	18.5	35,100	1.5	2,900

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves. (1) The mineral resource estimate was prepared by HRC based on data and information available as of February 1, 2016. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, historical recoveries, and a $1,265/oz gold price.

Lucky Shot Project operating costs per ounce gold and tonne ore:

AISC Operating Costs	$/oz au	$/tn ore
Total Mining	$344.08	$156.04
Total Processing	$165.68	$75.14
Total Site G&A	$92.88	$42.12
Transportation & Refining	$1.65	$0.75
Bi-Product Credits (silver)	-$1.75	-$0.79
CASH Operating Costs	$602.54	$273.26
Royalties	$67.14	$30.45
Production Taxes	$5.62	$2.55
Total Operating Costs	$675.30	$306.26

The Lucky Shot economic profile:

Project Valuation	After Tax	Before Tax
Net Cashflow (millions)	$14.69	$20.64
NPV @ 5.0%; (millions)	$9.17	$13.68
NPV @ 7.5%; (millions)	$7.05	$11.01
NPV @ 10.0%; (millions)	$5.28	$8.76
Internal Rate of Return	21.80%	28.10%
Payback Period, Years	1.88	1.75
Payback Multiple	1.91	2.27
Total Initial Capital (millions)	$(15.06)	$(15.06)
Max Neg. Cashflow (millions)	$(16.21)	$(16.21)

Project Details:

The Lucky Shot Project is located 166 km by road, north from Anchorage, Alaska. It is east of the town of Willow and can be accessed by a well-maintained gravel road. The project covers the majority of the historic Willow Creek mining district and is comprised of 43 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 4,290 hectares. Numerous historical mines occur on the property including the Coleman, Lucky Shot, War Baby, and Gold Bullion Mines. These mines exploit faulted segments of the same vein system. Historic production from land controlled by the Gold Torrent-Miranda joint venture is estimated at greater than 500,000 ounces at 41.14 g Au/t (1).

Gold is found in shallow dipping mesothermal quartz veins. Gold is predominantly free and associated with telluride. Very little gold is occluded in sulfide, and historic milling recovered more than 85% of contained gold through gravity separation, demonstrating very favorable metallurgy, and non-chemical processing.

There is excellent potential for extending mineralization down-dip and along strike from historic workings. The Murphy area, drilled in 2006 and 2007 extends the strike of the mineralized vein system to 1,800 meters, or 600 meters beyond historic workings. Two of five holes drilled in the Murphy show high-grade mineralization (up to 0.98 meters at 54.6 g Au/t) 300 meters below the surface. The Murphy area mineralization is not delineated and supports significant upside potential near historic workings.

In 2014, Miranda completed a 234-station soil grid on Bullion Mountain centered approximately two kilometers from the Coleman and Lucky Shot mines. The highlight of this work was the discovery of three quartz vein sub-crops that assayed 50.74 g Au/t, 17.05 g Au/t and 18.5 g Au/t. These anomalies strongly suggest that the Lucky Shot veins extend as near continuous faulted segments from the Lucky Shot Mine, for four kilometers to Bullion Mountain. The Bullion Mine produced 77,000 ounces at an average grade of 48 g Au/t.

The resource occurs on private surface patented claims. Permits will be issued by the State of Alaska.

Qualified Persons:

This updated mineral resource estimate was completed by Zachary J. Black, SME-RM, of HRC. Mr. Black has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral resource estimate. Mr. Black is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral resource estimate presented in this release.

This updated mineral reserve estimate and economic disclosure was completed by Jeffery W. Choquette, P.E., of HRC. Mr. Choquette has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral reserve estimate and the economic disclosure. Mr. Choquette is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral reserve estimate and economic disclosure presented in this release.

Both Mr. Black and Mr. Choquette have reviewed the content of this news release, and each consents to the information provided in the form and context in which it appears.

Data disclosed in this press release has also been reviewed and verified by Miranda’s Chief Executive Officer, Mr. Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold Prospect Generator focused on Colombia with a production joint venture in Alaska. Our emphasis is on acquiring gold exploration projects with world-class discovery potential and then joint venturing those projects. This business model maximizes investor exposure to discovery by exploring numerous projects, while reducing financial risk and preserving its treasury. Miranda has ongoing relationships with Gold Torrent, Inc., IAMGOLD Corporation, and Montezuma Mines Inc.

For more information related to Miranda contact Joseph Hebert, Chief Executive Officer at 1-775-340-0450 or joseph.hebert75@gmail.com.

www.mirandagold.com

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(1) Stoll, W. M., 1997, Hunting for Gold in Alaska’s Talkeetna Mountains 1897-1951, Henry Publishing Co, Greensburg, PA

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.